EXHIBIT 99.4

For fiscal years ended December 31, 2013 and December 31, 2012, KPMG LLP and its affiliates were paid by Cameco Corporation and its subsidiaries the following fees:

(Cdn$)	2013	% of Total Fees	2012	% of Total Fees
Audit Fees:
Cameco	$1,443,700	45.9%	$1,581,700	60.4%

Subsidiaries	879,500	28.0%	376,400	14.4%

Total Audit Fees	$2,323,200	73.9%	$1,958,100	74.8%

Audit-Related Fees:
Translation services	$67,200	2.1%	$138,600	5.3%

Pensions and other	104,300	3.3%	68,300	2.6%

Total Audit-Related Fees	$171,500	5.4%	$206,900	7.9%

Tax Fees:
Compliance	$252,500	8.0%	$125,000	4.8%

Planning and advice	398,600	12.7%	329,000	12.5%

Total Tax Fees	$651,100	20.7%	$454,000	17.3%

All Other Fees:	—	0.0%	—	0.0%

Total Fees:	$3,145,800	100.0%	$2,619,000	100.0%

Pre-Approval Policies and Procedures

As part of Cameco Corporation’s corporate governance practices, under its committee charter, the audit and finance committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit and finance committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco Corporation’s audit and finance committee or audit and finance committee chair, or in the absence of the audit and finance committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full audit and finance committee at its next meeting. The audit and finance committee has adopted a written policy to provide procedures to implement the foregoing principles. For each of the years ended December 31, 2013 and 2012, none of Cameco Corporation’s Audit-Related Fees, Tax Fees or All Other Fees made use of the de minimis exception to pre-approval provisions contained in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission.